SEC File Number:	1-31824
CUSIP Number:	33610F109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Potomac Realty Trust

Full Name of Registrant

N/A

Former Name if Applicable

7600 Wisconsin Avenue, 11th Floor

Address of Principal Executive Office (Street and Number)

Bethesda, MD 20814

City, State and Zip Code

PART II – RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

As previously disclosed in the Annual Report on Form 10-K for the year ended December 31, 2011, management of First Potomac Realty Trust (the “Company”) identified a material weakness in the Company’s internal control over financial reporting as of December 31, 2011. In response to this material weakness, in late March, the Company’s Board of Trustees appointed a special committee of independent trustees to review the facts and circumstances relating to the material weakness determination and the Company’s processes surrounding the monitoring and oversight of compliance with Company’s financial covenants. The Board of Trustees determined in late April that a more detailed, internal investigation of these matters should be undertaken by the Audit Committee of the Board of Trustees, with the assistance of independent outside professionals. In light of this internal investigation, which is ongoing, it is necessary for the Company to address various matters prior to the filing of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 (the “Form 10-Q”), including those relating to the internal investigation and the execution of various waivers and amendments to certain bank debt agreements discussed below. One such matter involved a review of all of the financial and other non-financial covenants contained in its bank debt and senior notes agreements and the processes surrounding the monitoring and oversight of compliance with such covenants. As a result of this review, the Company announced yesterday that it has amended its revolving credit facility, unsecured term loan and secured term loan to, among other things, revise certain financial and other covenants and has begun the process of prepaying in full the $75 million senior notes. As a result of all of the foregoing, the Company could not file the Form 10-Q within the prescribed time period without unreasonable effort or expense.

Giving consideration to the various matters to be addressed in connection with the filing of the Form 10-Q, including those relating to the internal investigation, the Company currently expects to file the Form 10-Q within the five calendar-day period permitted pursuant to Rule 12b-25, but can provide no assurance that it will be able to file by such time.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Douglas J. Donatelli	301	986-9200
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently expects total revenues for the three months ended March 31, 2012 to be $46.8 million, compared to $39.5 million for the same period in 2011. The increase is primarily the result of revenue from properties acquired during 2011. The Company currently expects total operating expenses for the three months ended March 31, 2012 to be $40.1 million, compared to $33.1 million for the same period in 2011. The increase is primarily a result of increased depreciation and amortization expense due to properties acquired during 2011 and a $2.8 million impairment charge in connection with reducing the anticipated holding period for one property, which increases were partially offset by a $ 2.2 million decrease in acquisition costs. The Company currently expects operating income for the three months ended March 31, 2012 to be $6.7 million, compared to $6.4 million for the same period in 2011. The Company currently expects total other expenses, net, for the three months ended March 31, 2012 to be $9.8 million, compared to $7.8 million for the same period in 2011. The increase is primarily attributable to an increase in interest expense related to the Company’s unsecured term loan. The Company currently expects net loss for the three months ended March 31, 2012 to be $3.5 million, compared to $3.9 million for the same period in 2011.

The forward-looking statements contained in this notification are subject to various risks and uncertainties. Although the Company believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, there can be no assurance that its expectations will be achieved. Certain factors that could cause actual results to differ materially from the Company’s expectations include changes in general or regional economic conditions; the Company’s ability to timely lease or re-lease space at current or anticipated rents; changes in interest rates; changes in operating costs; the Company’s ability to complete acquisitions on acceptable terms; the Company’s ability to manage its current debt levels and repay or refinance its indebtedness upon maturity or other required payment dates; the Company’s ability to maintain financial covenant compliance under its debt agreements; the Company’s ability to remediate the material weakness in its internal controls over financial reporting described in its 10-K for the year ended December 31, 2011 and to re-establish and maintain effective internal controls over financial reporting and disclosure controls and procedures; the delay and timing of the filing with the SEC of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012 and the consequences thereof; the outcome and potential impact of the ongoing internal investigation, including any remedial actions that may be required as a result of the internal investigation; the Company’s ability to obtain debt and/or financing on attractive terms, or at all; and other risks detailed in the Company’s Annual Report on Form 10-K and described from time to time in the Company’s filings with the SEC. Many of these factors are beyond the Company’s ability to control or predict. Forward-looking statements are not guarantees of performance. For forward-looking statements herein, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

First Potomac Realty Trust

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 11, 2012	By:	/s/ Douglas J. Donatelli
Douglas J. Donatelli
Chairman of the Board of Trustees and Chief Executive Officer